NEWS RELEASE
TSX Venture Exchange Symbol:	SNV September 13, 2005

SONIC ANNOUNCES $2.2 MILLION PRIVATE PLACEMENT

Vancouver, CANADA - Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV – TSX Venture Exchange) today announced that the Company has agreed to a private placement of 1,100,000 units at a price of $2.00 per unit for gross proceeds of $2,200,000.00. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant. The proceeds of the private placement will be used to advance the development of the Company’s core sonoprocess applications and to fund continuing operations. The private placement is subject to approval by the TSX Venture Exchange.

The company has agreed to pay a finder’s fee equal to an aggregate of 5% of the gross proceeds raised from the private placement. In addition, the company has agreed to issue to the finders an aggregate of 55,000 warrants to acquire common shares of Sonic. These warrants will be exercisable at the same price and for the same term as the warrants forming part of the units.

Sonic has successfully commercialized a Sonoprocessä application for the treatment of contaminated PCB soils and oils using Sonic’s patented sonic generator technology. The sonic generator technology can be used to create or enhance many physical, chemical and biological processes and Sonic is developing further Sonoprocess™ applications in partnership with industry leaders which it plans to commercialize through joint venture partnerships.

The Company’s PCB Sonoprocess™ for the treatment of contaminated soils and oils was launched on a commercial scale in June of 2005, and the Company is making excellent progress on their first contracted site clean-up. This first project has proven both the commercial viability of the sonic generator technology, and has provided the Company with valuable experience for both this and other Sonoprocessä applications. The Company is now focused on successful integration of the PCB Sonoprocessä in the global environmental industry and on the development of other applications.

This does not constitute an offer of securities for sale in the United States. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S of the U.S. Securities Act) unless an exemption from registration is available.

Sonic Environmental Solutions Inc.
          The Sonoprocess™ Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or visit our website at www.sonicenvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.